Exhibit 99.1

NORTEK REPORTS RECORD
1ST-QUARTER RESULTS

PROVIDENCE, RI, May 9, 2006—**Nortek, Inc.** ("**Nortek**"), a leading diversified manufacturer of innovative, branded residential and commercial ventilation, home technology convenience and security, and HVAC products, today announced first-quarter financial results. In light of the recent filing by **NTK Holdings, Inc.**, the parent company of **Nortek Holdings, Inc.** and **Nortek**, of a registration statement with the Securities and Exchange Commission for a proposed initial public offering of its common stock, **Nortek** will not be holding a conference call to discuss first-quarter results.

Key financial highlights from continuing operations for the first quarter of 2006 included:

- Net sales of $535 million, an increase of 23.1 percent compared to the $434 million recorded in 2005.

- m o r e -

- Operating earnings of $64.7 million, an increase of 58.2 percent compared to $40.9 million in the first quarter of 2005.

- Depreciation and amortization expense of $12.3 million compared to $11.6 million in last year's first quarter.

Nortek reported increases in sales and operating earnings for the first quarter of 2006 in all three of its reporting segments, as a result of increased sales volume, higher average unit sales price, increased sales of new products, acquisitions and cost reductions from its strategic sourcing initiative and additional improvements in manufacturing efficiency.

As of April 1, 2006, **Nortek** had approximately $70 million in unrestricted cash, cash equivalents and marketable securities and had no borrowings outstanding under its revolving credit facility. **Nortek** previously announced on April 3 that it entered into an Amended and Restated Credit Agreement with its banks to, among other things, expand its revolving credit facility from $100 million to $200 million, adding liquidity and covenant flexibility.

Nortek announced in April the acquisition of Huntair, Inc. and Cleanpak International, LLC to expand its wide range of custom-designed HVAC systems for the commercial systems market. Both of the Portland, Oregon area companies manufacture, market and distribute custom air handlers and related products for commercial and cleanroom applications. To fund the acquisition, **Nortek** borrowed $40 million under its Amended and Restated Credit Agreement.

Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**, which is a wholly owned subsidiary of **NTK Holdings, Inc.**) is a leading diversified manufacturer of innovative, branded residential and commercial ventilation, home technology convenience and security, and HVAC products. **Nortek** offers a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control and security and other products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

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NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the First Quarter Ended	
	April 1, 2006	**April 2, 2005**
	(Dollar amounts in thousands)	
Net Sales	$ 534,542	$ 434,118
Costs and Expenses:		
Cost of products sold	370,468	309,459
Selling, general and administrative expense	95,185	79,441
Amortization of intangible assets	4,221	4,333
	469,874	393,233
Operating earnings	64,668	40,885
Interest expense	(27,976)	(24,285)
Investment income	708	400
Earnings before provision for income taxes	37,400	17,000
Provision for income taxes	14,200	6,300
Net earnings	$ 23,200	$ 10,700

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NORTEK, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

(A)   The unaudited condensed consolidated summary of operations includes the accounts of the former Nortek Holdings, Inc. and Nortek, Inc., as appropriate, and all of their wholly-owned subsidiaries (individually and collectively, the "Company" or "Nortek"), after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflects all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation. It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on Form 10-Q, its latest annual report on Form 10-K and its Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").

(B)   The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to Note C for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with acquisitions, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this Results of Operations section for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the first quarters of 2006 and 2005:

	For the First Quarter Ended	
	April 1, 2006	April 2, 2005
	(Dollar amounts in thousands)	
Net earnings (1)	$ 23,200	$ 10,700
Provision for income taxes	14,200	6,300
Interest expense	27,976	24,285
Investment income	(708)	(400)
Depreciation expense	7,923	6,851
Amortization expense	4,327	4,764
EBITDA	$ 76,918	$ 52,500

(1) EBITDA includes approximately $100,000 of stock-based compensation charges recorded in each of the first quarters of 2006 and 2005, respectively.

(C)   The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to Note B for operating performance measure disclosures with respect to EBITDA and a reconciliation from net earnings (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation.   The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this Liquidity and Capital Resources section for a complete evaluation of the Company's cash flow performance.

NORTEK, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
(Continued)

The following table presents a reconciliation from net cash used in operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the first quarters of 2006 and 2005:

	For the First Quarter Ended	
	April 1, 2006	**April 2, 2005**
	(Dollar amounts in thousands)	
Net cash used in operating activities	$ 10,040	$ (18,652)
Cash used by (provided from) working capital and other long-term asset and liability changes	30,439	47,829
Deferred federal income tax provision	(3,500)	(5,700)
(Loss) gain on sale of fixed assets	(134)	280
Non-cash interest expense, net	(1,312)	(1,363)
Non-cash stock-based compensation expense	(83)	(79)
Provision for income taxes	14,200	6,300
Interest expense	27,976	24,285
Investment income	(708)	(400)
EBITDA	$ 76,918	$ 52,500